Contact

www.linkedin.com/in/kate-flynn-15187726 (LinkedIn)

Top Skills

Financial Modeling

Financial Analysis

Due Diligence

Kate Flynn

Building a Circular, Zero-Waste future | Sustainable Entrepreneur

Santa Barbara, California, United States

Experience

The Scraps Project

Founder

July 2023 - Present (2 months)

Sun & Swell Foods

CEO & Founder

August 2016 - Present (7 years 1 month)

Santa Barbara, California Area

Freelance

Private Equity & Strategy Consultant

July 2016 - Present (7 years 2 months)

United States

Kurt Salmon, part of Accenture Strategy

Manager

August 2012 - July 2016 (4 years)

San Francisco Bay Area

Advised Private Equity funds during due diligence and also advised for Fortune 500 companies on growth strategy. Industry focus: CPG & Retail

Deloitte

Certified Public Accountant

September 2007 - July 2010 (2 years 11 months)

Education

Harvard Business School

Master of Business Administration (MBA) · (2010 - 2012)

UC Santa Barbara

B.A., Business Economics with Accounting Emphasis · (2003 - 2007)

Academy of Culinary Nutrition

· (2019 - 2019)